February 8, 2008

Mail Stop 6010

Alan W. Schoenbart
Chief Financial Officer
Forticell BioScience, Inc.
3960 Broadway
New York, NY 10032

> **Re:** **Forticell BioScience, Inc.**
> **Amendment No. 5 to Form SB-2**
> **Filed February 4, 2008**
> **File No. 333-146142**

Dear Mr. Schoenbart:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Because Form SB-2 has been eliminated, you should not have used it for your amendment. See the transition provisions in Release 33-8876 (December 19, 2007). Please revise your filing accordingly.

2. If you intend to seek acceleration of the effective date of your registration statement before you include updated financial statements and related information in your prospectus, please disclose all known material results from the most recent period and year. Also, if updated financial information is available before the effective time, it must be filed.

Selling Stockholders, page 37

3. Regarding your response to prior comment 1:

    - You disclose that broker-dealers may have acquired the offered shares in the ordinary course of business from an entity other than Forticell or an affiliate of Forticell. However, unless each broker-dealer acquired the offered shares as compensation for underwriting activities, we reissue the last three sentences of prior comment 1.
    - You disclose that affiliates of broker-dealers may have acquired offered shares *for services rendered in past private placements* **or** in the ordinary course of business from an entity other than Forticell or an affiliate of Forticell. However, it is unclear how the acquisition by broker-dealer *affiliates* of securities for services rendered in private placements would affect the analysis of whether those affiliates are underwriters of the offering that is the subject of your pending registration statement. Generally, unless the prospectus states clearly that affiliates of broker dealers:
        - purchased all of the securities they are offering in the ordinary course of business, and
        - at the time of the purchase of all of the securities they are offering, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities,
      we reissue the last three sentences of prior comment 1.
    - We note that your list of selling stockholders continues to include your affiliates. Given the nature and size of your offering and the participation by affiliates, we reissue the last three sentences of prior comment 1.

4. The authority for your statements in response to prior comment 3 that registration statements "expired" is unclear, and it is unclear how the "expiration" of a registration statement is relevant to the concern raised in that comment. Also, it is unclear how your response regarding when selling shareholders last sold shares is relevant to the concern in prior comment 3.

    Prior comment 3 addressed the date on which each selling shareholder (or group of related selling shareholders) resold *all* of your securities registered for resale under prior registration statements. If, at any time within 60 days prior to the time you filed the pending registration statement, shares remained registered for resale by a shareholder (or group) on a prior registration statement - regardless of whether the selling shareholder (or group) actually has been selling those shares, the question of whether the transaction registered on the pending registration statement is eligible to be made on a shelf basis under Rule 415(a)(1)(i) should include an analysis of the sum of all shares registered for resale for that selling shareholder (or group) on the pending and prior registration statements expressed as a percentage of the number of outstanding shares held by persons other than affiliates of the issuer. Please provide us that analysis.

5. Please make the revisions to your prospectus mentioned in your letter to us dated February 5, 2008.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Gabriel Kaszovitz, Esq.